UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated March 20, 2017.	3

xx

COMPANY ANNOUNCEMENT For Immediate Release 20 March 2017 Grifols Worldwide Operations Limited (the "Issuer") USD 993,821,000 5.25 % Senior Notes due 2022 (ISIN: US398435AC17); and USD 6,179,000 5.25% Senior Notes due 2022 (ISIN: USG41246AA08) (together the “Notes”). RE: Proposed Redemption of Notes from the Official List of the Irish Stock Exchange The purpose of this notice is to inform you that the Issuer intends to redeem the Notes on 19 April 2017 or such other date as the Issuer notifies to the holders of the Notes two (2) business days in advance of the Redemption Date and at least 30 calendar days but no more than 60 calendar days following the release of this announcement (the “Redemption Date”), subject to the satisfaction of the Redemption Conditions (as defined below)”. The redemption price per $1,000 principal amount will be 103.938% plus accrued and unpaid interest to, but not including, the Redemption Date, and any Additional Amounts (as adjusted for any change in the Redemption Date). The redemption of the Notes is subject to the satisfaction of each of the following conditions precedent: (i) the closing of a senior notes offering by the Issuer or any of its subsidiaries in an aggregate principal amount of up to €1,000,000,000 (the “Closing”), and (ii) the delivery to the Trustee of written notice in the form of an Officer’s Certificate by the Issuer (in its sole and absolute discretion) to the effect that the Closing has occurred (both (i) and (ii), the “Redemption Conditions”). The Issuer will notify the Trustee and the holders of the Notes at least two (2) business days prior to the Redemption Date if the Redemption Conditions have not or will not be satisfied. All capitalised terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the conditions of the Notes. This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States. Enquiries: Matheson Phone: +353 1 232 2000 39958739.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 20, 2017